

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

2 May 2003

03 MAY -5 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03022057

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 2 May 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interest in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030502

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 2 May 2003 **Subject:** Large Position

To: Mr McMahon **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** **2** **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: Espen Marthinussen

Department: Law

Fax: 02076779610 **Telephone:** 02076775468

Message:

If you have any questions please do not hesitate to contact me.

Regards

Espen Marhinussen

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

2 May 2003

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 30 April 2003, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 15,263,944 shares, being approximately 3.10% of the issued share capital of the Company.

We have transferred from time to time 10,617,239 shares to a third party on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 10,617,239 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours sincerely,



Espen Marthinussen
Law Division

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

30 April 2003

11. Date company informed

2 May 2003

12. Total holding following this notification

15,263,944

13. Total percentage holding of issued class following this notification

3.08%

14. Any additional information

Morgan Stanley Securities Limited has transferred from time to time 10,617,239 shares to a third party on terms which give it the right to require the return of an equivalent number of shares. Accordingly, their interest in 10,617,239 shares is pursuant to Section 208(5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux - Assistant Company Secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon - Group Company Secretary



Date of notification

2 May 2003